UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

EnLink Midstream, LLC

(Name of Issuer)

Common Units

(Title of Class of Securities)

29336T100

(CUSIP Number)

Global Infrastructure Management, LLC

Attention: Julie Ahsowrth

1345 Avenue of the Americas, 30th Floor,

New York, New York 10105

(212) 315-8100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 28, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on July 30, 2018 (as amended to date, the “Schedule 13D”), relating to the Common Units representing limited liability company interests (the “Common Units”) of EnLink Midstream, LLC, a Delaware limited liability company (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

Purchase Agreement

On August 28, 2024, Stetson I and Stetson II entered into a Purchase Agreement with ONEOK, Inc. (the “Purchaser”) and EnLink Midstream Manager, LLC, the managing member of the Issuer (the “Manager”), pursuant to which the Purchaser agreed to acquire, in the aggregate, all of the equity interests held by Stetson I and Stetson II in (i) the Issuer for approximately $3.0 billion (or $14.90 per unit) and (ii) the Manager for $300 million, for total cash consideration of approximately $3.3 billion (collectively, the “Transaction”). The closing of the Transaction, which is subject to the satisfaction or waiver of customary closing conditions, including regulatory approval, is expected to occur during the fourth quarter of 2024. The Purchase Agreement is subject to termination if the closing does not occur on or before August 28, 2025 (the “Outside Date”); provided, however, that the Outside Date shall automatically be extended to February 28, 2026 under certain circumstances.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the agreement, which is included as an exhibit to this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented with the following:

Item 4 above summarizes certain provisions of the Purchase Agreement and is incorporated herein by reference. A copy of the agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented with the following:

Exhibit Number	Description
2	Purchase Agreement, dated August 28, 2024, by and between Stetson I, Stetson II, the Manager and the Purchaser.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2024

GLOBAL INFRASTRUCTURE INVESTORS III, LLC

	By:	/s/ Matthew Harris
	Name:	Matthew Harris
	Title:	Partner

GLOBAL INFRASTRUCTURE GP III, L.P.

By: Global Infrastructure Investors III, LLC, its general partner

	By:	/s/ Matthew Harris
	Name:	Matthew Harris
	Title:	Partner

GIP III STETSON AGGREGATOR II, L.P.

By: Global Infrastructure GP III, L.P.
By: Global Infrastructure Investors III, LLC, its general partner

	By:	/s/ Matthew Harris
	Name:	Matthew Harris
	Title:	Partner

GIP III STETSON AGGREGATOR I, L.P.

By: Global Infrastructure GP III, L.P.
By: Global Infrastructure Investors III, LLC, its general partner

	By:	/s/ Matthew Harris
	Name:	Matthew Harris
	Title:	Partner

GIP III STETSON GP, LLC

	By:	/s/ Matthew Harris
	Name:	Matthew Harris
	Title:	Manager

GIP III STETSON I, L.P.

By: GIP III Stetson GP, LLC, its general partner

	By:	/s/ Matthew Harris
	Name:	Matthew Harris
	Title:	Manager

GIP III STETSON II, L.P.

By: GIP III Stetson GP, LLC, its general partner

	By:	/s/ Matthew Harris
	Name:	Matthew Harris
	Title:	Manager